EXHIBIT 99.1

MAY 8, 2023 | VANCOUVER, BC

Sandstorm Gold Royalties Provides updateS ON Key DEVELOPMENT projects

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide updates on certain development assets including SSR Mining’s acquisition of an operating interest in the Hod Maden gold-copper project.

SSR Mining to acquire operating interest
in Hod Maden

SSR Mining Inc. (“SSR Mining”), a leading diversified gold company, has reached an agreement with Lidya Madencilik (“Lidya”), to acquire up to a 40% interest in the Hod Maden gold-copper project in Türkiye (“Hod Maden”), and assume operational control of the asset upon closing of the transaction. SSR Mining will pay cash consideration of US$270 million (the “Transaction”) as follows:

•	US$120 million in cash paid on closing for a 10% interest in Hod Maden;
•	US$150 million in earn-in structured cash milestone payments, linked to construction and commercial production milestones at Hod Maden, to acquire an additional 30% interest in the project.

In addition, SSR Mining will pay US$84 million to Lidya in the form of a contingent Mineral Reserve and Resource payment upon discovery of an additional 500,000 ounces of gold equivalent Reserves1 at Hod Maden beyond those currently identified as Mineral Reserves and Mineral Resources. Assuming the terms of the earn-in milestone payments of the Transaction are fulfilled, SSR Mining will hold a 40% operating interest in Hod Maden, with the remaining passive ownership held by Lidya (30%) and Horizon Copper Corp. (“Horizon Copper”) (30%). Sandstorm maintains a 2.0% net smelter returns (“NSR”) royalty on 100% of Hod Maden and a gold stream on Horizon Copper’s interest that entitles the Company to purchase 20% of the gold produced at Hod Maden on a 100% basis2.

“We are very pleased to welcome a seasoned operator like SSR Mining to the development team at Hod Maden,” said Nolan Watson, Sandstorm’s President & CEO. “We believe the addition of SSR Mining will complement the work that Lidya has undertaken over the last several years, working meticulously to de-risk Hod Maden through permitting and securing regulatory approvals. SSR Mining has a successful, long-standing partnership with Lidya at the Çöpler mine in Türkiye. Çöpler has been in production since 2010 and SSR Mining continues to daylight exploration upside at the asset and extend its mine life. We are excited to see this proven partnership add similar value to Hod Maden.”

For more information regarding the details of the Transaction, please see SSR Mining’s press release dated May 8, 2023 available on their website at www.ssrmining.com.

About SSR Mining

SSR Mining is a leading diversified mining operator with producing assets in the USA, Türkiye, Canada, and Argentina. The company’s portfolio has produced, on average, over 700,000 gold equivalent ounces annually over the last three years. With expertise across various mining and processing skillsets, including open pit and underground operations, SSR has a track record of creating value through discovery, project development, and operations. The company is free cash flow-focused and, as at March 31, 2023, has a robust balance sheet with a cash and cash equivalent balance of US$561.8 million.

Development and Production Outlook

Upon the closing of the Transaction, SSR Mining will continue early-works construction activities at Hod Maden with its development team mobilizing to site immediately. Early works activities for 2023 are to focus on site access and earthworks at an expected cost of approximately US$30 million (on a 100% basis). SSR Mining will assume the project finance process that is currently underway. SSR Mining expects to advance Hod Maden to a full construction decision in 2024 following a process to maximize project readiness and synergies. SSR Mining anticipates commercial production to commence in 2027.

Reflecting the indicative development schedule provided by SSR Mining, Sandstorm’s annual portfolio production is expected to reach approximately 125,000–130,000 gold equivalent ounces within the next five years, with sustainable average annual production of approximately 110,000 gold equivalent ounces over the next 15 years.

Ivanhoe Mines Looks TO Optimize Platreef Phase 2 Expansion

Ivanhoe Mines Ltd. (“Ivanhoe”) provided an update on the Platreef development project in South Africa. Surface construction activities are underway, while lateral underground mine development is progressing well. Construction for Platreef’s Phase 1 concentrator has commenced, with the first production on schedule for Q3 2024. Construction of Platreef’s first solar-power plant commenced in Q3 2022 with commissioning expected in 2023. The solar-generated power from the plant, which is expected to have a rated capacity of 5 megawatts, will be used for mine development and construction activities.

Ivanhoe has initiated optimization work to identify value-accretive options for installing hoisting capacity in Shaft 3. Shaft 3, which is currently under construction and was originally planned as a ventilation-only shaft, is now planned to be equipped for hoisting providing an alternative option to remove ore and waste from the underground mine. Ivanhoe expects this to de-risk the development and ramp-up of the Phase 1 mine and may be used to accelerate the ramp-up of underground mining activities for Phase 2, in advance of the completion of Shaft 2, which is expected in 2027.

For more information, visit the Ivanhoe Mines website at www.ivanhoemines.com and see the press release dated March 13, 2023.

Sandstorm holds a gold stream on the Platreef project whereby Sandstorm is entitled to purchase 37.5% of payable gold produced from Platreef until 131,250 gold ounces have been delivered, then 30% of payable gold produced until an aggregate of 256,980 ounces are delivered, then 1.875% thereafter. Sandstorm will make ongoing cash payments of US$100 per ounce of gold until 256,980 ounces have been delivered, and then 80% of the spot price of gold for each ounce delivered thereafter.

Greenstone Project On Track for gold production in FIRST HALF 2024

Equinox Gold Corp. (“Equinox”) reports that construction at the Greenstone project is approximately 73% complete and remains on track to pour gold in the first half of 2024. At the end of Q1 2023, 83% of the total construction budget had been contracted and 65% of the total construction budget had been spent. All buildings have been enclosed and construction is focused on mechanical, piping, and electrical installations. Other completed construction items include the Ministry of Transportation Patrol Yard, the Goldfield Creek diversion, and the permanent effluent water treatment plant. Equinox reported that the 14-kilometre natural gas pipeline is complete and ready for commissioning in the second quarter of 2023. Mining commenced ahead of schedule in the third quarter of 2022 and is operating 24/7.

In March, Equinox announced up to $200 million in gold prepay and gold purchase and sale agreements, which provides the company additional cash liquidity as it continues to fund its 60% interest for construction of the Greenstone project.

For more information, see Equinox’s 2023 First Quart Report published May 2, 2023, and the press release dated May 2, 2023, both of which are available on the company’s website at www.equinoxgold.com.

Sandstorm holds a gold stream on the Greenstone project pursuant to an agreement with an affiliate of Orion Mine Finance, who holds a 40% interest in the Greenstone project in a joint venture with Equinox (holding the remaining 60%). Under the terms of the gold stream, Sandstorm is entitled to purchase 2.375% of the gold produced at the project (on a 100% basis) until 120,333 ounces are delivered, then 1.583% of gold produced (on a 100% basis). Sandstorm will make ongoing payments equal to 20% of the spot price of gold per ounce plus an additional payment of up to $30 per ounce in ESG contributions.

Notes

1.	Contingent payment relates to discovery of 500,000 gold equivalent ounces of new Resources at Hod Maden, which are subsequently upgraded to either Proven or Probable Reserves. Conversion of existing Measured, Indicated, and Inferred Resources as at the date of the Transaction does not count towards the 500,000 gold equivalent ounce milestone.
2.	See Sandstorm’s press release dated February 17, 2022, for details regarding the Hod Maden gold stream.

Contact Information

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

NOLAN WATSON	MARK KLAUSEN
PRESIDENT & CEO	INVESTOR RELATIONS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 40 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the expectation that SSR Mining will complete the proposed Transaction with Lidya; the terms of the proposed Transaction between SSR Mining and Lidya including whether the Transaction will be completed as contemplated; expectations related to development timelines for Hod Maden including the timing of construction and commercial production; expected capital costs associated with Hod Maden; the benefits of the proposed Transaction and whether Hod Maden will benefit from the partnership between SSR Mining and Lidya; Sandstorm’s ability to achieve portfolio production of approximately 125,000–130,000 gold equivalent ounces within the next five years, with sustainable average annual production of approximately 110,000 ounces over the next 15 years; the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in the Company’s annual report for the financial year ended December 31, 2022 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 23, 2023 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.